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                                                             Exhibit (a)(1)(xii)

FOR IMMEDIATE RELEASE:

Contact:  Jeffrey Ubben
ValueAct Capital Partners, L.P.
(415) 362-3700

Contact:  Jeanne Carr
MacKenzie Partners, Inc.
(212) 929-5500
(800) 322-2885


                    KENETECH CORPORATION AND KC MERGER CORP.
                  ANNOUNCE REDUCTION OF MINIMUM CONDITION AND
                 EXTENSION OF TENDER OFFER FOR KENETECH SHARES


     San Francisco, California - December 19, 2000 - KENETECH Corporation (OTCBB: KWND.OB) and KC Merger Corp., an indirect, wholly-owned subsidiary of ValueAct Capital Partners, L.P., today announced that they have amended their Merger Agreement to reduce the minimum number of shares required to be tendered in the $1.04 per share tender offer for all outstanding shares (including associated preferred share purchase rights) of KENETECH to 73% of the outstanding shares (excluding those shares held by Mr. Mark Lerdal). KC Merger Corp. also announced that it is extending its offer to acquire all outstanding shares of KENETECH until midnight, New York City time, on Wednesday, December 27, 2000. The offer was previously scheduled to expire at 5:00 p.m., New York City time, on Tuesday, December 19, 2000.

     Based on the latest count of tendered shares, approximately 15,163,249 shares of KENETECH common stock (and associated preferred share purchase rights) (including 8,193 shares tendered pursuant to Notices of Guaranteed Delivery) have been tendered and not withdrawn pursuant to the tender offer, representing approximately 73.6% of the outstanding shares (excluding the shares held by Mr. Mark Lerdal).

     The new minimum number of shares, together with the shares to be acquired by KC Merger Corp. from Mr. Mark Lerdal, will represent in excess of 82% of the outstanding shares, thereby assuring a favorable vote, if one is required, on the second-step merger. The reduction in the minimum number of shares required to be tendered was made in order to facilitate the completion of the offer in light of the number of shares tendered to date and the terms of the Merger Agreement.

     The amendment to the Merger Agreement was unanimously approved by the KENETECH Board (other than Mr. Lerdal, who abstained) following the unanimous recommendation of the independent Special Committee of the Board. The Board, based on the unanimous recommendation of the Special Committee, continues to recommend that the Company's stockholders accept the offer and tender their


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shares.  The Merger Agreement was also amended to extend the date after which either party could terminate it from December 27, 2000 to January 15, 2001, in the event the shares had not been purchased by KC Merger Corp.

     KC Merger Corp. stated that it does not intend to further extend the offer if the reduced minimum condition is not satisfied.

     As a consequence of the extension of the expiration date, holders of KENETECH common stock may tender or withdraw shares until midnight, New York City time, on December 27, 2000, unless the offer is further extended.

     The tender offer is being made through, and the foregoing is qualified in its entirety by reference to, a Tender Offer Statement on Schedule TO, including the Offer to Purchase, dated November 6, 2000, the Supplement to the Offer to Purchase, dated November 26, 2000, and the related letter of transmittal, each filed as exhibits to such Schedule TO, and any and all amendments thereto. A complete copy of the amendment to the Merger Agreement has been filed as an exhibit to the Schedule TO. KENETECH stockholders should read such documents completely prior to making any decision as to the tender offer. These materials are available for free at the SEC's Website at www.sec.gov.

     Questions and requests for assistance with respect to the offer may be directed to MacKenzie Partners, Inc., the information agent for the offer, at
(800) 322-2885.

FORWARD LOOKING STATEMENTS

     The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 (the "Safe Harbor Provisions"). KC Merger Corp. and KENETECH Corporation are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. The Safe Harbor Provisions are not applicable to the foregoing communications to the extent that they constitute tender offer materials.

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